Exhibit 14.1

[GRAPHIC APPEARS HERE]

CODE OF CONDUCT AND ETHICS

OCTOBER 2003

GREATER BAY BANCORP

CODE OF CONDUCT AND ETHICS

I.	GENERAL POLICY STATEMENT

It is the policy of Greater Bay Bancorp and its subsidiaries (the “Company”) to conduct its business in accordance with the highest ethical standards in order to merit and maintain the complete confidence and trust of its clients and the public in general. This Code of Personal and Business Conduct and Ethics (“Code”) addresses both business and social relationships that may present legal and ethical concerns and also sets forth a code of conduct to guide the members of the board of directors and staff members. We expect every employee, officer and director of the Company to read and understand the Code and its application to the performance of his or her business responsibilities. Directors and staff members must conduct their personal affairs and maintain their business transactions in a manner which does not result in adverse comments or criticisms from the public or in any way damage our reputation as a responsible financial services organization. The term “directors” refers to all directors of the Company and its subsidiaries. The term “staff member” refers to all officers and employees of the Company and its subsidiaries.

Because the principles described in this Code are general in nature, you should also review all applicable Company policies and procedures for more specific instruction, and contact the Human Resources Department if you have any questions.

Nothing in this Code, in any Company policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment.

We are committed to regularly reviewing and updating our policies and procedures. Therefore, this Code is subject to modification. This Code supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.

A.	Scope

This Code applies to all directors and staff members of the Company. Agents, representatives and consultants of the Company are expected to act in the Company’s best interests and in accordance with high ethical standards. Conduct that is improper for the Company or any of its directors or staff members to engage in directly may not be engaged in through agents, representatives or consultants.

B.	Compliance with Laws and Regulation

Ethical business conduct is critical to our business. Public confidence and the reputation of the Company are valuable business assets that must be earned by ethical conduct in the Company’s interaction with its vendors, clients, competitors, communities, investors, employees and the government. It is our policy to fully comply with the letter, spirit and intent of all applicable laws, rules and regulations. Violations of these laws, rules and regulations can create significant civil and/or criminal liability for you, the Company, our directors, officers and other employees. We expect you to use good judgment and high ethical standards and to refrain from any form of illegal, dishonest or unethical conduct.

While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor or the Ethics Officer (described more fully below).

Disregard of the law will not be tolerated. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal and ethical obligations.

In trying to determine whether any given action is appropriate, use the following test. Imagine that the words you are using or the action you are taking is going to be fully disclosed in the media with all the details, including your photo. If you are uncomfortable with the idea of this information being made public, perhaps you should think again about your words or your course of action.

C.	Administration of the Code

It is your responsibility to be familiar with the Code. Supervisors are expected to make every reasonable effort to ensure that their subordinate staff continues to comply with the provisions of the Code.

Executive management will administer the Code, determine matters of interpretation, and coordinate periodic changes to the Code. The continued implementation of the Code will be accomplished by audit, examination and personnel procedures.

You are encouraged to seek the advice of the appropriate supervisor regarding questions of interpretation and of the applicability of the provisions of the Code to a particular situation.

You will be required to sign a written acknowledgment of receipt of a copy of the Code and of any subsequent changes and return the form to the Human Resources Department indicating that you have received, read, understand and agree to comply with the Code. The signed acknowledgment form will be located in your personnel file.

Part of your job and ethical responsibility is to help enforce this Code. You should be alert to possible violations and report possible violations to the Ethics Officer. You must cooperate in any internal or external investigations of possible violations. Reprisal, threats, retribution or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation, is prohibited.

Violations of law, this Code, or other Company policies or procedures should be reported in accordance with Section XIV.

Violations of law, this Code or other Company policies or procedures by staff members can lead to disciplinary action up to and including termination.

II.	CONFLICTS OF INTEREST

Each of us has a responsibility to the Company, our shareholders and each other. Although this duty does not prevent us from engaging in personal transactions and investments, it does demand that we avoid situations where a conflict of interest might occur or appear to occur.

A.	Policy

It is our policy that directors, officers and employees do not engage in personal conduct which will conflict with the interest of the Company. It is important to avoid even the appearance of a conflict of interest, since the appearance can be as damaging to our reputation as an actual conflict. Conflicts of interest are prohibited unless specifically authorized as described below.

A conflict of interest may arise if a person’s involvement in any outside activity might (1) conflict with his or her duty to the Company, (2) adversely affect his or her judgment in the performance of his or her responsibilities, or (3) be detrimental to the interests of the Company.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, you should discuss the matter with your supervisor or the Ethics Officer or, if you are a director, with the Ethics Officer or the Chair of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of the Ethics Officer and filing with the Ethics Officer a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Ethics Officer. Factors that may be considered in evaluating a potential conflict of interest are, among others:

•	whether it may interfere with the individual’s job performance, responsibilities or morale;

•	whether the individual has access to confidential information;

•	whether it may interfere with the job performance, responsibilities or morale of others within the organization;

•	any potential adverse or beneficial impact on our business;

•	any potential adverse or beneficial impact on our relationships with our clients or suppliers or other service providers;

•	whether it would enhance or support a competitor’s position;

•	the extent to which it would result in financial or other benefit (direct or indirect) to the individual;

•	the extent to which it would result in financial or other benefit (direct or indirect) to one of our clients, suppliers or other service providers; and

•	the extent to which it would appear improper to an outside observer.

B.	Acceptance and Giving of Gifts

Directors, staff members and their immediate families shall not solicit, accept retain or grant any benefit themselves or for or to any third party from any of our clients, any individual or organization doing or seeking to do business with us, or from any other individual or organization based on a banking relationship. In this context, a benefit is regarded as any type of gift, gratuity, service, loan, legacy (except from a relative), fee or compensation, or anything of monetary value.

Specific exception to this prohibition may be made if there is no, and there appears to be no, reasonable likelihood of improper influence in the director’s or staff member’s performance of duties on behalf of the Company. The personal benefit, however, must be one of the following:

•	normal business courtesies, such as a meal, refreshment or entertainment of reasonable value, involving no more than ordinary amenities, in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions;

•	non-cash gifts of reasonable value (under $100.00) when received at holiday time or for special occasions, such as a new job, promotion, wedding or retirement, which represent an expression of friendship;

•	gifts based upon kinship, marriage or social relationships entirely beyond and apart from any business relationship;

•	unsolicited advertising and promotional material of nominal value;

•	awards given by charitable, education, civic, or religious organizations for meritorious contributions or service;

•	loans from other banks or financial institutions on customary terms to finance proper and usual activities such as home mortgage loans;

•	discounts or rebates on merchandise or services that do not exceed those available to other clients.

Any personal benefit offered, received or given, other than the exceptions noted above, is to be reported by the staff member to the Executive Vice President of the relevant business unit who will review the situation and instruct the staff member as to the appropriate action. The Executive Vice President of the business unit must keep contemporaneous written records of all such disclosures. The Executive Vice President of the business unit must report any such personal benefit to the Chief Executive Officer who will report such benefits to the Audit Committee. Directors will report directly to the Chairman of the Audit Committee.

It is important to recognize that federal law makes it a crime for any officer, director or employee of a federally-insured bank or bank holding company, directly or indirectly, to ask, solicit, accept, receive or agree to receive anything of value, for himself/herself or for any other person or entity, for or in connection with any transaction or business of the Company. Until recently, this federal law only applied to bribes to procure or attempt to procure a loan. However, amendments to this federal bribery statute eliminate the necessity of showing that the staff member received payment in exchange for making a loan. The penalty for violating this law is a fine, imprisonment or both. Any offer of such an improper payment should be immediately reported to the Ethics Officer.

C.	Political Contributions

It is our policy to strictly comply with all applicable federal, state and local political campaign laws. Under federal law, a national bank is prohibited from making a contribution or expenditure in connection with any primary election or political convention or caucus held to select candidates for political office. Federal law also prohibits corporations from donating corporate funds, goods or services, directly or indirectly, to candidates for federal office. This includes staff members’ work time. State and local laws also govern political contributions and activities as they apply to their respective jurisdictions, and similar laws exist in other countries.

You may, however, participate and/or contribute to the political process as a concerned individual, by voting, contributing your own time and money, and participating in or contributing to political action committees. However, no person may be reimbursed directly or indirectly by the Company for any political contribution or for the cost of attending any political event.

D.	Outside Activities

We discourage full-time staff members from holding outside employment. In those instances where it is justified, written approval from the Human Resources Department is required. No outside employment or activity will be approved which might subject us to criticism or which will impact the staff member’s productivity.

We encourage individual participation in civic activities. Normally, volunteer efforts must take place outside of regular business hours. If volunteer efforts require business time, prior approval should be obtained by the staff member from his or her manager.

Staff members are not to act, without prior written approval from the Human Resources Department, as executor, administrator, trustee, guardian or conservator, or in any other fiduciary capacity, whether or not it is related to our business. Staff members may act as fiduciary for a family member(s) without prior approval.

It is a conflict of interest to serve as a director of any company that competes with us. Although you may serve as a director of a Company supplier, client, developer or other business partner, our policy requires that you first obtain approval from the Chief Executive Officer before accepting a directorship for any company. Any compensation you receive should be commensurate to your responsibilities. Serving as a director of a non-profit organization, charity or similar entity does not violate this policy and does not require approval. If you are a director of the Company, you must receive prior approval from the Audit Committee or its Chair.

E.	Personal Finances

Personal finances should be managed in a manner consistent with employment in a financial institution. Staff members and their immediate families should borrow only from reputable organizations which regularly lend money and such borrowing must carry the prevailing rate of interest and not involve favored treatment of any kind. Borrowing from relatives is not subject to restriction. Staff members are not permitted to borrow from their co-workers, but should discuss any financial emergency with the Human Resources Department.

Staff members should not sign on clients’ accounts, act as deputy or co-renter of clients’ safe deposit boxes, or otherwise represent clients. This does not include clients related to the staff member by blood or marriage. A staff member may be one of several signatories to a non-profit organization deposit account that requires two or more signatures.

F.	Personal Investment Activity

While we do not intend to unreasonably limit you in your personal investment activities, it is our policy that you not enter into investment transactions which would create, or give the appearance of creating, a conflict of interest between you and the Company or between the Company and any client. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Company’s decisions; your access to confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other company.

G.	Related Parties

As a general rule, you should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships and in-laws. Significant others include persons living in a spousal or familial fashion with you.

If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Company’s Chief Executive Officer. If determined to be material to the Company by the Chief Executive Officer, the Company’s Audit Committee must review and approve in writing in advance such related party transactions. The most significant related party transactions, particularly those involving the Company’s directors or executive officers, must be reviewed and approved in writing in advance by the Company’s Board of Directors. The Company must report all such material related party transactions under applicable accounting rules, federal securities laws, Securities and Exchange Commission rules and regulations, and securities market rules. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.

The Company prohibits the employment of relatives and significant others in positions or assignments that have a financial dependence or influence (e.g., an auditing or control relationship, or a supervisor/subordinate relationship). The purpose of this policy is to prevent the organizational impairment and conflicts that are a likely outcome of the employment of relatives or significant others, especially in a supervisor/subordinate relationship. If a question arises about whether a relationship is covered by this policy, the Human Resources Department is responsible for determining whether an applicant’s or transferee’s acknowledged relationship is covered by this policy. The Human

Resources Department will advise all affected applicants and transferees of this policy. Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination. If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his or her supervisor. The Company retains the prerogative to separate the individuals at the earliest possible time, either by reassignment or by termination, if necessary.

H.	Lending Practices

1.	It is our policy to maintain prudent lending services to adequately supply the credit needs of our clients. Any rate concessions must be based solely upon a borrower’s creditworthiness and overall business relationship with the Company.

2.	You are not in any way to represent or exercise authority on behalf of the Company, grant direct or indirect accommodations or make credit recommendations with respect to:

•	members of your family;

•	any individual or organization to which you or your immediate family is indebted;

•	any organization with which you or your immediate family is associated or in which a material financial interest is held.

3.	You may recommend loan or service accommodations to non-profit organizations for which you serve as a board member or officer, but must fully disclose this relationship at the time of recommendation. Such accommodation must be approved by a second party within normal authority guidelines.

4.	Federal law prohibits any director, officer or employee of the Company from granting any loan or gratuity to any public agency, examiner or assistant bank examiner, who examines the Company or has authority to examine the Company.

I.	Giving Advice to Clients

You may occasionally be asked by clients to comment upon the legality of a particular transaction. Since the Company cannot practice law or give legal or tax advice, staff members must exercise care in discussing transactions with clients and nothing should be said that might be interpreted as the giving of legal or tax advice.

III.	CORPORATE OPPORTUNITY

Employees, officers and directors may not exploit for their own personal gain opportunities that are discovered through the use of corporate property, information or position unless the opportunity is disclosed fully in writing to the Company’s Board of Directors and the Board of Directors declines to pursue such opportunity.

IV.	CONFIDENTIALITY

A.	Client Information

Safeguarding the confidential financial information concerning our clients is essential in maintaining the public trust. It is our policy that such confidential information acquired by a staff member through his or her employment must be held in the strictest confidence. Such information is to be held for Company purposes and not as a basis for personal gain by a staff member. Aside from routine personal credit inquiries, information regarding a client may be released to private persons, organizations or governmental bodies that request it generally only with the written consent of the client involved or upon receipt of a legal document, such as subpoena or court order. Confidential client information should never be discussed with anyone outside the Company, and only with those within the Company who have a legitimate business need to know. This obligation to keep confidential such information continues not only while a staff member is employed by the Company, but also continues after such employment ends.

B.	Information Regarding the Company

Financial or other proprietary and/or confidential information regarding the Company is not to be released to any outside person or organization unless it has been published in reports to shareholders, or otherwise made available to the public through authorized news releases or public filings. All news media inquiries and other outside inquiries regarding the Company must be referred to the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer.

To further the Company’s business, from time to time our confidential information may be disclosed to potential business partners. However, such disclosure should never be done without carefully considering its potential benefits and risks. If you determine in consultation with your manager and other appropriate Company management that disclosure of confidential information is necessary, you must then contact the Ethics Officer to ensure that an appropriate written nondisclosure agreement is signed prior to the disclosure. We have standard nondisclosure agreements suitable for most disclosures.

C.	Requests by Regulatory Authorities

The Company and its directors, officers, employees, agents and contractors must cooperate with appropriate government inquiries and investigations. In this context, however, it is important to protect the legal rights of the Company with respect to its confidential information. All government requests for information, documents or investigative interviews (except for information requests in the normal course of a bank regulatory examination) must be referred to the Ethics Officer.

V.	OBLIGATIONS UNDER SECURITIES LAWS – “INSIDER” TRADING

Directors and staff members who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about the Company or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Lending personnel must not disclose confidential information on existing or proposed loan clients to investment personnel.

You must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy to which you are bound as a condition of your employment or directorship. You should consult the Insider Trading Policy for more specific information on the definition of “material inside information” and on buying and selling our securities or securities of companies with which we do business.

VI.	USE OF COMPANY’S ASSETS

A.	General

Protecting the Company’s assets is a key fiduciary responsibility of every employee, agent, consultant and contractor. Care should be taken to ensure that assets are not misappropriated, loaned to others, sold or donated, without appropriate authorization. All Company staff members, agents, consultants and contractors are responsible for the proper use of Company assets, and must safeguard such assets against loss, damage, misuse or theft. Staff members, agents, consultants or contractors who violate any aspect of this policy, are subject to disciplinary action including immediate termination of employment or the business relationship. Those staff members who demonstrate poor judgment in the manner in which they use any Company asset may be subject to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion. Company equipment and assets are to be used for Company business purposes only. Staff members, agents, consultants and contractors may not use Company assets for personal use, nor may they allow any other person to use Company assets. Staff members who have any questions regarding this policy should bring them to the attention of the Company’s Human Resources Department.

B.	Physical Access Control

The Company has and will continue to develop procedures covering physical access control to ensure privacy of communications, maintenance of the security of the Company communication equipment and safeguarding of Company assets from theft, misuse and destruction. You are personally responsible for complying with the level of access control that has been implemented in the facility where you work on a permanent or temporary basis. You must not defeat or cause to be defeated the purpose for which the access control was implemented.

C.	Company Funds

You are personally responsible for all Company funds over which you exercise control. Company funds must be used only for Company business purposes. Company agents and contractors should not be allowed to exercise control over Company funds. Every Company staff member, agent, consultant and contractor must take reasonable steps to ensure that the Company receives good value for Company funds spent, and must maintain accurate and timely records of each and every expenditure. Expense reports must be accurate and submitted in a timely manner. Company staff members, agents, consultants and contractors must not use Company funds or Company guaranteed credit cards for any personal purpose.

D.	Computers and Other Equipment

We strive to furnish staff members with the equipment necessary to efficiently and effectively perform their jobs. Staff members must care for that equipment and to use it responsibly primarily for Company business purposes. If Company equipment is used at your home or off site, you must take precautions to protect it from theft or damage, just as if it were your own. If the Company no longer employs you, you must immediately return all Company equipment. While computers and other electronic devices are made accessible to employees to assist them in performing their jobs and to promote the Company’s interests, all such computers and electronic devices, whether used entirely or partially on the Company’s premises or with the aid of the Company’s equipment or resources, must remain fully accessible to the Company and, to the maximum extent permitted by law, will remain the sole and exclusive property of the Company.

Staff members, agents and contractors should not maintain any expectation of privacy with respect to information transmitted over, received by or stored in any electronic communications device owned, leased or operated in whole or in part by or on behalf of the Company. To the extent permitted by applicable law, we retain the right to gain access to any information received by, transmitted by or stored in any such electronic communications device, by and through its employees, agents, contractors or representatives, at any time, either with or without an employee’s or third party’s knowledge, consent or approval. Please refer to the Company’s Information Security Policy and the Employee Handbook for additional information about the Company’s policies on Internet and email usage.

Staff members who are assigned user codes and establish passwords for the purpose of accessing computer information are prohibited from sharing these codes and passwords with any co-worker. Staff members are also prohibited from inputting their user codes and passwords to allow a co-worker to access information at his or her terminal.

E.	Software

All software used by employees to conduct Company business must be appropriately licensed. Never make or use illegal or unauthorized copies of any software, whether in the office, at home or on the road, since doing so may constitute copyright infringement and may expose you and the Company to potential civil and criminal liability. In addition, use of illegal or unauthorized copies of software may subject the employee to disciplinary action, up to and including termination. The Company’s Information Technology Department will inspect Company computers periodically to verify that only approved and licensed software has been installed. Any non-licensed/supported software will be removed.

F.	Electronic Media Usage

The Company’s Information Security Policy and Employee Handbook contain our policies on the use of the Internet and electronic communications. The purpose of this policy is to make certain that staff members utilize electronic communication devices in a legal, ethical and appropriate manner. This policy addresses the Company’s responsibilities and concerns regarding the fair and proper use of all electronic communications devices within the organization, including computers, e-mail, connections to the Internet, intranet and extranet and any other public or private networks, voice mail, video conferencing, facsimiles and telephones. Posting or discussing information concerning our products or business on the Internet without the prior written consent of the Company’s Chief Executive Officer is prohibited. Any other form of electronic communication used by employees currently or in the future is also intended to be encompassed under this policy. It is not possible to identify every standard and rule applicable to the use of electronic communications devices. You are therefore encouraged to use sound judgment whenever using any feature of our communications systems.

VII.	MAINTAINING AND MANAGING RECORDS

A.	General

The purpose of this policy is to set forth and convey the Company’s business and legal requirements in managing records, including all recorded information regardless of medium or characteristics. Records include paper documents, CDs, computer hard disks, email, floppy disks, microfiche, microfilm or all other media. We are required by local, state, federal, foreign and other applicable laws, rules and regulations to retain certain records and to follow specific guidelines in managing its records. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and the Company, and failure to comply with such guidelines may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion. Retention periods for various Company documents are listed in a separate Document Retention Schedule.

B.	Records on Legal Hold

A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. Legal counsel determines and identifies what types of Company records or documents are required to be placed under a legal hold. Every Company director, staff member, agent and contractor must comply with this policy. Failure to comply with this policy may subject the staff member, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion, and potentially to criminal prosecution.

The Ethics Officer will notify you if a legal hold is placed on records for which you are responsible. You then must preserve and protect the necessary records in accordance with instructions from the Company’s legal counsel. RECORDS OR SUPPORTING DOCUMENTS THAT HAVE BEEN PLACED UNDER A LEGAL HOLD MUST NOT BE DESTROYED, ALTERED OR MODIFIED UNDER ANY CIRCUMSTANCES. A legal hold remains effective until it is officially released in writing by the Company’s legal counsel. If you are unsure whether a document has been placed under a legal hold, you should preserve and protect that document while you check with the Ethics Officer.

If you have any questions about this policy you should contact the Ethics Officer.

C.	Document Integrity

The integrity of our records and public disclosure depends on the validity, accuracy and completeness of the information supporting the entries to our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to clients, suppliers, creditors, employees and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. We require that:

•	no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities, or misclassifies any transactions as to accounts or accounting periods;

•	transactions be supported by appropriate documentation;

•	the terms of loans, investments and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•	all staff members comply with our system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management, shareholders and creditors, as well as for governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the SEC. These reports must provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about the Company that would be important to enable shareholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures. In addition:

•	no employee may take or authorize any action that would cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•	all employees must cooperate fully with our Finance and Internal Auditing Departments, as well as our independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our reports filed with the SEC, are accurate and complete; and

•	no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of our reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of our reports accurate in all material respects.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Ethics Officer or one of the other compliance resources described in Section XIV. The falsification of any books, records or documents of the Company is grounds for dismissal.

VIII.	FAIR DEALING

We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Ethics Officer.

You are expected to deal fairly with our clients, suppliers, employees and anyone else with whom you have contact in the course of performing your job. No staff member may take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair dealing practice.

Staff members involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service and reputation, and not on the receipt of special favors.

IX.	DISCRIMINATION AND HARASSMENT

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Employees will be evaluated solely on the basis of their job performance and results. Examples of unacceptable conduct include: Derogatory comments based on racial or ethnic characteristics; unwelcome sexual advances; violent and threatening behavior; discrimination on the basis of race, gender, national origin, age, religion, sexual orientation or other improper characteristic, or displaying sexually explicit material in the workplace. Please consult the Company’s Employee Handbook for more detailed information about our anti-discrimination, equal employment opportunity and harassment policies.

X.	HEALTH AND SAFETY

The Company strives to provide each staff member with a safe and healthful work environment. Each staff member has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. You are expected to be fit for duty and capable of performing your responsibilities in a safe and productive manner free from substance abuse. Substance abuse in the workplace will not be tolerated.

XI.	PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities, which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Ethics Officer can provide guidance in this area.

XII.	MISCELLANEOUS GUIDELINES FOR CONDUCT

A.	Dealing with Competitors

It is our policy to require staff members to observe fair and ethical conduct in dealing with our competitors. The making of disparaging remarks regarding our competitors is inappropriate and unethical. Our strategy is to emphasize the quality and competence of our staff and services. Staff members are prohibited from involving the Company in arrangements with its competitors which provide for the setting or controlling of rates, prices or marketing policies.

B.	Exclusive Dealings

It is our policy that we do not base the sale and/or provision of services to a client upon the condition that the client must purchase other services from us or upon the condition that the client is prohibited from dealing with other suppliers of such services. Please refer to the Company’s Anti-Tying and Referral Policy for additional information.

XIII.	WAIVERS AND AMENDMENTS

Any waiver of any provision of this Code for a member of the Company’s Board of Directors or an executive officer must be approved in writing by the Company’s Board of Directors and promptly disclosed in accordance with law. Any waivers or amendments of the Code with respect to the Chief Financial Officer or senior financial officers will require disclosure in a Form 8-K or posting such information on the Company’s Web site within five business days. Any waiver of any provision of this Code with respect to any other staff member, agent or contractor must be approved in writing by the Company’s Ethics Officer.

XIV.	COMPLIANCE STANDARDS AND PROCEDURES – REPORTING AND INVESTIGATING MISCONDUCT

A.	Compliance Resources

To facilitate compliance with this Code, we have implemented a program of Code awareness, training and review. We have established the position of Ethics Officer to oversee this program. The Ethics Officer is a person to whom you can address any questions or concerns. In addition to fielding questions or concerns with respect to potential violations of this Code, the Ethics Officer is responsible for:

•	investigating possible violations of the Code;

•	training new employees in Code policies;

•	conducting annual training sessions to refresh employees’ familiarity with the Code;

•	distributing copies of the Code to each employee with a reminder that each employee is responsible for reading, understanding and complying with the Code;

•	updating the Code as needed and alerting employees to any updates, with appropriate approval of the Board of Directors, to reflect changes in the law, Company operations and in recognized best practices, and to reflect Company experience; and

•	otherwise promoting an atmosphere of responsible and ethical conduct.

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Ethics Officer. If you are uncomfortable speaking with the Ethics Officer because he or she works in your department or is one of your supervisors, please contact the Director of Human Resources.

If you have questions about the Code, need guidance on specific situations or want to report violations of the Code, see Section B below.

B.	Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor or the Ethics Officer; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor or the Ethics Officer, you should do so without fear of any form of retaliation. The Company does not permit retaliation of any kind against employees for good faith reports of violations of law, regulations, this Code or other Company policies. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of that employee’s employment.

Supervisors must promptly report any complaints or observations of Code violations to the Ethics Officer. The Ethics Officer will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected. As needed, the Ethics Officer will consult with legal counsel, the Human Resources Department and/or the Audit Committee of the Board of Directors.

If the investigation indicates that a violation of the Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances. If we determine that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code violations.

Anyone can communicate with the Ethics Officer, either anonymously or by name, by any of the following methods:

•	In writing, addressed to the Ethics Officer, either by internal mail to Mail Code GBB-530 or by U.S. mail to:

Ethics Officer

Greater Bay Bancorp

400 Emerson Street, 3rd Floor

Mail Code GBB-530

Palo Alto, CA 94301

•	By phone at (650) 614-5734.

•	By e-mail to liannone@gbbk.com.

•	By phoning the Ethics Line: (800) 448-9492.

You may also contact the Ethics Officer by any of these methods with any questions about the Code.

You may call the toll-free number anonymously if you prefer as it is not equipped with caller identification, although the Ethics Officer will be unable to obtain follow-up details from you that may be necessary to investigate the matter. Whether you identify yourself or remain anonymous, your telephonic or email contact with the Ethics Line will be kept strictly confidential to the extent reasonably possible within the objectives of the Code.

The Ethics Line may be used to report any concerns regarding the Company’s compliance with any law, this Code or other Company policy, including those relating to financial reporting and disclosures, financial or managerial controls, accounting, internal accounting controls, auditing matters, antitrust, discrimination, harassment, retaliation, health, environment or safety, or any impropriety by any officer, director, employee or agent of the Company.

All issues raised regarding financial, accounting or auditing matters will be brought to the attention of the Audit Committee.

XV.	DISCIPLINARY ACTIONS

The matters covered in this Code are of the utmost importance to the Company, its shareholders and its business partners, and are essential to the Company’s ability to conduct its business in accordance with its stated values. We expect all of our directors, officers, employees, agents, contractors and consultants to adhere to these rules in carrying out their duties for the Company.

The Company will take appropriate action against any director, officer, employee, agent, contractor or consultant whose actions are found to violate these policies or any other policies of the Company. Disciplinary actions may include immediate termination of employment or business relationship at the Company’s sole discretion. Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Company will cooperate fully with the appropriate authorities.

ACKNOWLEDGMENT OF RECEIPT OF

CODE OF CONDUCT AND ETHICS

I have received and read the Greater Bay Bancorp Code of Conduct and Ethics. I understand the standards and policies contained in the Code of Conduct and Ethics and understand that there may be additional policies or laws specific to my job. I further agree to comply with the Code of Conduct and Ethics.

If I have questions concerning the meaning or application of the Company Code of Conduct and Ethics, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult my manager, the Ethics Officer or the Human Resources Department.

Name

Signature

Date

All directors, officers and employees must sign and return this form to the Human Resources Department.